Ref BTRsec/Rls Admin/Letters/2002/0442 02 FEB 22 AM 8:29

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

invensys

02015332

17 January 2002

Dear Sirs,

SUPPL

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 - 2 (b) of the 1934 Securities Exchange Act please find enclosed a Notification of Major Interests in Shares concerning Franklin Resources Inc together with a press release that was sent to the Stock Exchange on 9 January 2002 annoucing Invensys sale of the IHP Division of Brook Crompton to Lindeteves-Jacoberg for £17 million.

Yours faithfully,

pp Rachel Spencer
Deputy Secretary

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company
Invensys plc

2) Name of shareholder having a major interest
Franklin Resources, Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notice is given by Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. These holdings form part of funds managed on behalf of clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd	**- 125,438,236**
Royal Trust Corp of Canada	**- 13,890,588**
Bank of New York (BONY)	**- 1,626,900**
Bank of New York Europe Ltd	**- 85,279**
HSBC Bank	**- 875,129**
Merrill Lynch	**- 5,563,396**
Northern Trust Co.	**- 3,163,492**
Bankers Trust Company	**- 1,326,560**
Clydesdale Bank plc	**- 12,534,311**
Citibank	**- 646,132**
State Street Bank & Trust Co.	**- 6,844,601**
Deutsche Bank	**- 412,176**
Cede & Company (ADR's)	**- 201,664**

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security
Ordinary shares of 25p each

10) Date of transaction
7 January 2002

11) Date company informed
7 January 2002

12) Total holding following this notification
172,608,464

13) Total percentage holding of issued class following this notification
4.9320%

14) Any additional information

15) Name of contact and telephone number for queries
Victoria Scarth, Senior Vice President, Corporate Marketing and Communications 020 7821 3712

16) Name of company official responsible for making this notification
Emma Sullivan, Assistant Secretary

Date of notification: **8 January 2002**

"emailalert@hemscott.co.uk" <emailalert
09/01/2002 11:52

To: "claudine.wykes@invensys.com" <claudine.wykes@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Disposal

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:7113P
Invensys PLC
9 January 2002

09 January 2002

Invensys Sells the IHP Division of Brook Crompton to Lindeteves-Jacoberg for
#17 million.

Invensys plc, the global automation and controls Group, today announces the sale of the Integral Horsepower Motor ("IHP") Division of Brook Crompton to Lindeteves-Jacoberg of Singapore for #17 million. Consideration of #17 million includes #10 million to be paid in cash and #7 million of debt to be
transferred with the business.

Brook Crompton manufactures low voltage AC and DC electric motors with a power
range up to 750 kW. Its motors are used in many applications including extraction fans, cranes, elevators and ski lifts.

In the 12 months to 30th September 2001, the IHP Division of Brook Crompton had sales of #106 million. Net assets which are the subject of this transaction amount to approximately #70 million. Goodwill previously written
off to reserves amounts to approximately #100 million. The business has been
loss making over recent years and is currently undergoing a major restructuring program.

Lindeteves-Jacoberg is listed on the Singapore Stock Exchange. It is a diversified industrial group with interests in electric motor businesses in China, Australia, Germany and Italy. The disposal is subject to customary consultative procedures and is expected to complete in early 2002.

Rick Haythornthwaite, CEO of Invensys said

"Brook Crompton has been for sale and reporting through our Disposal Group since March 2001. This transaction substantially completes the disposal of the
Brook Crompton Group. Whilst this is a significant discount to net assets, it
fairly represents market value considering its current trading position and its on-going restructuring cost requirements."

Lim Say Hui, Chairman and Managing Director of LJ said

"The acquisition of Brook Crompton is a continuation of LJ's strategy of rapidly expanding its core electric motors business and presents a significant
opportunity in view of Brook Crompton's highly respected brand name, range of

products, market presence and the synergies that will result from the acquisition. The acquisition will make LJ one of the leading motor manufacturers in Europe".

Contact:

Duncan Bonfield/Jane Hurley Tel: +44(0) 20 7821 3712
Invensys plc

Simon Holberton/Ben Brewerton Tel: +44(0) 20 7404 5959
Brunswick

Notes

Invensys plc
Invensys is one of the global leaders in automation and controls. Headquartered in London, England, Invensys operates in all regions of the world through four divisions - Software Systems, Automation Systems, Power Systems and Control Systems. With close to 76,000 employees, the Group supplies products and services ranging from advanced control systems, remote
diagnostics and energy management for process plants, factories and commercial
environments to electronic devices and networks for residential buildings, as
well as complete power systems for the industrial, telecommunications and information technology sectors.

END

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